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PE 4-30-02

02027744

SEC MAIL PROCESSING RECEIVED APR 26 2002 WASH, D.C. 155 SECTION

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
MAY 03 2002
THOMSON FINANCIAL

For the month of April, 20002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

W/M

RIMFIRE
MINERALS CORPORATION

CDNX:RFM

Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

April 25, 2002 PR02-07

BARRICK TO EXPLORE RIMFIRE'S RDN PROPERTY

Rimfire Minerals Corporation (the Company) has signed a letter of intent granting Barrick Gold Corporation an option on the Company's wholly-owned RDN property in northwestern British Columbia. The 21 kilometre long RDN property is largely underlain by Early to Middle Jurassic stratigraphy similar in age, lithology, alteration and mineralization to that hosting the Eskay Creek precious metal-rich massive sulphide deposit, 40 kilometres to the south-southeast. Barrick's Eskay Creek Mine is one of Canada's highest-grade gold mines at 51.0 g/tonne (1.5 oz/ton) gold and is the world's fifth largest silver producer with production and reserves totalling 3.9 million ounces gold and 175 million ounces silver.

Exploration over the past two years has been successful in advancing the RDN project. The new partnership with Barrick ensures the continued advancement of the property as Barrick and its Eskay geological team bring valuable insight and expertise to the project. Mark Baknes, VP Exploration for Rimfire states, "We are very pleased that Barrick has chosen to remain active in British Columbia, especially the Eskay Creek area. Their expertise in the region is second to none and I am looking forward to working with Barrick to realize the full potential of the RDN property."

Barrick can earn a 75% interest in the RDN property by carrying out C$1.5 million in property expenditures and making annual cash payments of C$25,000 to Rimfire by December 31, 2005. Upon vesting their interest, Barrick must fund annual exploration programs (minimum C$500,000 per year) until such time that a positive decision to develop a mine has been reached. Rimfire may elect to have Barrick arrange financing to fund its proportionate share of mine development costs for an additional 5% stake in the property.

Rimfire Minerals Corporation is a junior mineral explorer with a strong portfolio of gold projects in British Columbia, Yukon and Alaska. In 2002, Rimfire has signed agreements with AngloGold and First Au Strategies to fund exploration on three properties in British Columbia and Alaska.

On behalf of Rimfire Minerals Corporation

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
April 24, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
April 25, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire Minerals Corporation reports that it has signed a letter of intent granting Barrick Gold Corporation an option on the Company's wholly-owned RDN property in northwestern British Columbia.

Item 5 **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that it has signed a letter of intent granting Barrick Gold Corporation an option on the Company's wholly-owned RDN property in northwestern British Columbia. Barrick can earn a 75% interest in the RDN property by carrying out C$1.5 million in property expenditures and making annual cash payments of C$25,000 to Rimfire by December 31, 2005. Upon vesting their interest, Barrick must fund annual exploration programs (minimum C$500,000 per year) until such time that a positive decision to develop a mine has been reached. Rimfire may elect to have Barrick arrange financing to fund its proportionate share of mine development costs for an additional 5% stake in the property.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President	Henry J. Awmack, Chairman
700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of April, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk
Infolink Technologies Ltd.	North American Certified Disclosure

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date April 24, 2002

By: "David A. Caulfield"
David A. Caulfield, President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date April 25, 2002

By: ______________________
David A. Caulfield, President